Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALING IN SECURITIES BY A DIRECTOR OF MAJOR SUBSIDIARIES OF MIX TELEMATICS

Shareholders are advised of the following information relating to the dealing in securities by a director of major subsidiaries of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”). Gert Pretorius’ intention is to sell approximately 446 928 of these shares to cover the strike price and resultant tax implications of the transaction. At the conclusion of the transaction Gert Pretorius will have increased his shareholding in MiX Telematics by 303 072 shares, bringing his total shareholding to approximately 337 854.

Name of director:	Gert Pretorius
Name of subsidiary companies:	MiX Telematics Africa Proprietary Limited and MiX Telematics Investments Proprietary Limited
Transaction date:	22 November 2017
Class of securities:	Ordinary shares
Number of securities	750 000
Price per security:	R1.54
Total value:	R1 155 000.00
Nature of transaction:	Off-market exercise of the share options under the Scheme
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

27 November 2017

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